UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2025

Commission File Number: 001-42733

Empro Group Inc.

21, Jalan 15/23, Tiong Nam Industry Park

40200 Shah Alam, Selangor, Malaysia

+603 5523 1983

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒        Form 40-F ☐

Closing of Partial Exercise of Over-Allotment for Initial Public Offering

On July 31, 2025, R.F. Lafferty & Co., Inc., as the sole book-running manager relating to the initial public offering of Empro Group Inc. (the “Company”), exercised the remaining portion of its over-allotment option to purchase additional ordinary shares of the Company at the public offering price of $4.00 per share. The closing for the sale of the additional 91,250 over-allotment shares took place on July 31, 2025. As a result, the gross proceeds of the Company’s initial public offering, including the proceeds from the exercise in full of the over-allotment option and the sale of all of the over-allotment shares, totaled $6,325,000, before deducting underwriting discounts and other related expenses. The Company completed the initial public offering pursuant to its registration statement on Form F-1 (File No. 333-282155), which was initially filed by the Company with the U.S. Securities and Exchange Commission (the “SEC”) on September 16, 2024, as amended, and declared effective by the SEC on July 1, 2025, and a related registration statement on Form F-1 (File No. 333-288474) that was filed by the Company with the SEC under Rule 462(b) of the Securities Act of 1933, as amended, on July 2, 2025. The Ordinary Shares were approved for listing on the Nasdaq Capital Market under the ticker symbol “EMPG” and began trading on July 2, 2025.

A copy of the press release in connection with the exercise by the underwriter of the remaining portion of its over-allotment option is attached hereto as Exhibit 99.1, and is incorporated by reference herein.

This report does not constitute an offer to sell, or the solicitation of an offer to buy, nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to the registration or qualification under the securities laws of any such state or jurisdiction.

EXHIBIT INDEX

Exhibit No.	Description
99.1	Press Release of Empro Group Inc. dated August 1, 2025.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Empro Group Inc.

Date: August 1, 2025	By:	/s/ Yeoh Chee Wei
	Name:	Yeoh Chee Wei
	Title:	Chief Executive Officer

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